Exhibit 99.1

LIZHI INC. Reports First Quarter 2022 Unaudited Financial Results

GUANGZHOU, China, May 26, 2022 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), an audio-based social and entertainment platform, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial and Operational Highlights

•	Net revenues were RMB516.7 million (US$81.5 million) in the first quarter of 2022, representing a 4% increase from RMB495.1 million in the first quarter of 2021.

•	Average total mobile MAUs[1] in the first quarter of 2022 was 51.5 million, compared to 59.7 million in the first quarter of 2021.

•	Average total monthly paying users[2] in the first quarter of 2022 reached 482.2 thousand, representing an increase of 2% from 474.7 thousand in the first quarter of 2021.

“In the first quarter of 2022, we’re pleased to continue seeing the healthy improvement in our profitability, posting revenue growth of 4% and gross profit growth of 34% year-over-year,” said Mr. Jinnan (Marco) Lai, founder and CEO of LIZHI. “During the quarter, our strategic initiatives remained focused on optimizing operational efficiency and improving margins, as well as harnessing our technological capabilities to strengthen the competitiveness of our products and enrich the user experience. Moreover, in our continuous efforts to enhance the vitality of our audio community and boost user interactions, our average audio entertainment mobile MAUs increased by 11% from 8.27 million in the first quarter of 2021 to 9.14 million in the first quarter of 2022. As we move forward, we will explore more commercialization avenues in audio entertainment and social networking while also concentrating on achieving a sustainable growth.

“On the global front, we progressed with refining TIYA App’s features, introducing new functions to enhance its social networking capabilities and further boost TIYA’s user engagement, user activeness as well as its global appeal. In addition, we worked diligently to upgrade our proprietary suite of technologies, empowering us to persistently innovate and enrich product features and functions to align with users’ diverse needs. Looking ahead, we will steadfastly execute our globalization strategy, continue our efforts in developing our in-house technologies, and strive to advance product innovation. We believe that we are well poised to capture a vast array of opportunities in the global audio and social networking space and achieve greater success,” Mr. Lai concluded.

Ms. Chengfang Lu, Acting Chief Financial Officer of LIZHI, said, “Our first quarter results demonstrate our growth trajectory. Driven by the continuous improvements in our operating efficiency, in the first quarter, our gross margin grew to 32%, up 700 basis points year-over-year. More encouragingly, we achieved a net income of RMB16.4 million in this quarter, representing an 84% sequential increase. Going forward, we will carry on building a more competitive audio ecosystem, pursuing diversified commercialization avenues, and advancing our technology capabilities. We are confident that these endeavors will strengthen our core competencies and empower us to create greater value for our users and shareholders.”

[1]

Refers to the average monthly number of active users across our platforms and Apps in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

[2]

Refers to the average monthly number of paying users in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

First Quarter 2022 Unaudited Financial Results

Net revenues were RMB516.7 million (US$81.5 million) in the first quarter of 2022, representing an increase of 4% from RMB495.1 million in the first quarter of 2021, primarily due to the increases in the number of paying users and the average amount of user spend on our audio entertainment products, partially offset by the decrease in advertising revenue which was mainly due to the decrease in the number of advertising projects. While the COVID-19 resurgence in various parts of the world continues, the extent to which the pandemic impacts the Company’s operations beyond the first quarter of 2022 depends on COVID-19’s future development in China and across the globe, which is subject to change and substantial uncertainty, and therefore cannot be predicted.

Cost of revenues was RMB348.6 million (US$55.0 million) in the first quarter of 2022, representing a decrease of 6% from RMB370.0 million in the first quarter of 2021, mainly attributable to a decrease in the revenue sharing fees primarily due to the adjustment in revenue sharing policies, resulting in a decrease in the percentage of the revenue sharing fees in the first quarter of 2022.

Gross profit was RMB168.1 million (US$26.5 million) in the first quarter of 2022, representing an increase of 34% from RMB125.1 million in the first quarter of 2021.

Non-GAAP gross profit3 was RMB170.7 million (US$26.9 million) in the first quarter of 2022, representing an increase of 34% from RMB127.7 million in the first quarter of 2021.

Gross margin in the first quarter of 2022 was 32%, compared to 25% in the first quarter of 2021. Non-GAAP gross margin in the first quarter of 2022 was 33%, compared to 26% in the first quarter of 2021.

Operating expenses were RMB153.5 million (US$24.2 million) in the first quarter of 2022, representing a decrease of 22% from RMB197.3 million in the first quarter of 2021.

Research and development expenses were RMB71.1 million (US$11.2 million) in the first quarter of 2022, representing an increase of 25% from RMB56.9 million in the first quarter of 2021. The increase was primarily due to the higher salary and welfare benefits expenses and rental expenses.

Selling and marketing expenses were RMB60.0 million (US$9.5 million) in the first quarter of 2022, representing a decrease of 50% from RMB120.8 million in the first quarter of 2021, primarily attributable to the decrease in promotion and marketing expenses, and partially offset by the increased salary and welfare benefits expenses.

General and administrative expenses were RMB22.4 million (US$3.5 million) in the first quarter of 2022, representing an increase of 14% from RMB19.6 million in the first quarter of 2021. The increase was mainly due to increased salary and welfare benefits expenses and rental expenses.

Operating income was RMB14.6 million (US$2.3 million) in the first quarter of 2022, compared to operating loss of RMB72.2 million in the first quarter of 2021.

Non-GAAP operating income4 was RMB23.4 million (US$3.7 million) in the first quarter of 2022, compared to non-GAAP operating loss of RMB64.0 million in the first quarter of 2021.

Net income was RMB16.4 million (US$2.6 million) in the first quarter of 2022, compared to net loss of RMB70.0 million in the first quarter of 2021.

Non-GAAP net income was RMB25.2 million (US$4.0 million) in the first quarter of 2022, compared to non-GAAP net loss of RMB61.8 million in the first quarter of 2021.

[3]

Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. This adjustment amounted to RMB2.6 million (US$0.4 million) in the first quarter of 2022. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[4]

Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. This adjustment amounted to RMB8.8 million (US$1.4 million) in the first quarter of 2022. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Net income attributable to LIZHI INC.’s ordinary shareholders was RMB16.4 million (US$2.6 million) in the first quarter of 2022, compared to net loss attributable to LIZHI INC.’s ordinary shareholders of RMB70.0 million in the first quarter of 2021.

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders5 was RMB25.2 million (US$4.0 million) in the first quarter of 2022, compared to non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders of RMB61.8 million in the first quarter of 2021.

Basic and diluted net income per ADS6 were RMB0.32 (US$0.05) in the first quarter of 2022, compared to basic and diluted net loss per ADS of RMB1.50 in the first quarter of 2021.

Non-GAAP basic and diluted net income per ADS7 were RMB0.49 (US$0.08) in the first quarter of 2022, compared to non-GAAP basic and diluted net loss of RMB1.33 per ADS in the first quarter of 2021.

Balance Sheets

As of March 31, 2022, the Company had cash and cash equivalents, short-term investments and restricted cash of RMB515.5 million (US$81.3 million).

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on May 26, 2022 (9:00 AM Beijing/Hong Kong Time on May 27, 2022).

For participants who wish to join the call, please access the link provided below to complete the Direct Event online registration and dial in 10 minutes prior to the scheduled call start time.

Event Title:	LIZHI INC. First Quarter 2022 Earnings Conference Call
Conference ID:	8376836
Registration Link:	http://apac.directeventreg.com/registration/event/8376836

Upon registration, each participant will receive a set of dial-in numbers by location, a Direct Event passcode, a unique Registrant ID, and further detailed instructions, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lizhi.fm.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until June 2, 2022, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland, China:	400-820-9035
Replay Access Code:	8376836

[5]

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to LIZHI INC.’s ordinary shareholders excluding share-based compensation expenses. These adjustments amounted to RMB8.8 million (US$1.4 million) and RMB8.2 million in the first quarter of 2022 and 2021, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[6]

ADS refers to American Depositary Share. Each ADS represents twenty Class A ordinary shares of the Company. Basic and diluted net income per ADS is net income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS.

[7]

Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS.

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users’ interests in audio entertainment and social networking through its product portfolios. LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss/income, excluding share-based compensation expenses. Non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders is net loss/income attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of the above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of accretions to preferred shares redemption value and share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.3393 to US$1.00, the exchange rate on March 31, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LIZHI’s goals and strategies; LIZHI’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; LIZHI’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to LIZHI’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to LIZHI; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	533,293	490,136	77,317
Short-term investments	—	20,000	3,155
Restricted cash	4,155	5,327	840
Accounts receivable, net	6,458	3,553	560
Prepayments and other current assets	33,604	29,456	4,647

Total current assets	577,510	548,472	86,519

Non-current assets
Property, equipment and leasehold improvement, net	33,391	33,787	5,330
Intangible assets, net	2,245	1,792	283
Right-of-use assets, net	28,941	31,479	4,966
Other non-current assets	799	681	107

Total non-current assets	65,376	67,739	10,686

TOTAL ASSETS	642,886	616,211	97,205

LIABILITIES
Current liabilities
Accounts payable	80,793	63,033	9,943
Deferred revenue	20,657	22,530	3,554
Salary and welfare payable	123,075	104,630	16,505
Taxes payable	5,564	5,549	875
Short-term loans	68,999	50,000	7,887
Lease liabilities due within one year	13,929	16,649	2,626
Accrued expenses and other current liabilities	53,486	54,273	8,561

Total current liabilities	366,503	316,664	49,951

Non-current liabilities
Lease liabilities	17,076	16,968	2,677
Other non-current liabilities	4,452	4,225	666

Total non-current liabilities	21,528	21,193	3,343

TOTAL LIABILITIES	388,031	337,857	53,294

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
LIZHI Inc.’s shareholders’ equity
Class A Ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 798,962,260 shares issued and 782,801,250 shares outstanding as of December 31, 2021; 1,268,785,000 shares authorized, 818,962,260 shares issued and 784,879,970 shares outstanding as of March 31, 2022).	530	543	86
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2021 and March 31, 2022, respectively).	168	168	27
Treasury stock	(11)	(22)	(3)
Additional paid in capital	2,630,456	2,638,753	416,253
Accumulated deficit	(2,366,531)	(2,350,103)	(370,720)
Accumulated other comprehensive loss	(9,757)	(10,975)	(1,730)

TOTAL LIZHI Inc.’s shareholders’ equity	254,855	278,364	43,913

Non-controlling interests	—	(10)	(2)

TOTAL SHAREHOLDERS’ EQUITY	254,855	278,354	43,911

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	642,886	616,211	97,205

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Net revenues
Audio entertainment revenues	489,306	556,304	514,022	81,085
Podcast, advertising and other revenues	5,747	4,028	2,691	424

Total net revenues	495,053	560,332	516,713	81,509
Cost of revenues (1)	(369,993)	(378,406)	(348,621)	(54,994)

Gross profit	125,060	181,926	168,092	26,515

Operating expenses (1)
Selling and marketing expenses	(120,790)	(70,859)	(60,009)	(9,466)
General and administrative expenses	(19,617)	(32,192)	(22,378)	(3,530)
Research and development expenses	(56,868)	(73,523)	(71,094)	(11,215)
Total operating expenses	(197,275)	(176,574)	(153,481)	(24,211)
Operating (loss)/income	(72,215)	5,352	14,611	2,304

Interest expenses, net	(248)	(154)	(55)	(9)
Foreign exchange losses	(149)	(311)	(386)	(61)
Investment income	407	—	94	15
Government grants	2,917	3,832	2,626	414
Others, net	(749)	572	(429)	(68)

(Loss)/income before income taxes	(70,037)	9,291	16,461	2,595

Income tax expenses	—	(376)	(43)	(7)

Net (loss)/income	(70,037)	8,915	16,418	2,588

Net loss attributable to the non-controlling interests shareholders	—	—	10	2

Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(70,037)	8,915	16,428	2,590

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Net (loss)/income	(70,037)	8,915	16,418	2,588
Other comprehensive income/(loss):
Foreign currency translation adjustments	1,136	(5,152)	(1,218)	(192)

Total comprehensive (loss)/income	(68,901)	3,763	15,200	2,396

Comprehensive loss attributable to non-controlling interests shareholders	—	—	10	2
Comprehensive (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(68,901)	3,763	15,210	2,398

Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.08)	0.01	0.02	0.00
—Diluted	(0.08)	0.01	0.02	0.00
Weighted average number of ordinary shares
—Basic	930,843,416	1,022,278,296	1,022,743,151	1,022,743,151
—Diluted	930,843,416	1,026,331,428	1,027,560,107	1,027,560,107
Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(1.50)	0.17	0.32	0.05
—Diluted	(1.50)	0.17	0.32	0.05
Weighted average number of ADS
—Basic	46,542,171	51,113,915	51,137,158	51,137,158
—Diluted	46,542,171	51,316,571	51,378,005	51,378,005

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

(1) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Cost of revenues	2,670	2,519	2,606	411
Selling and marketing expenses	283	1,039	1,007	159
General and administrative expenses	3,228	2,879	2,789	440
Research and development expenses	2,064	2,898	2,361	372

LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Gross profit	125,060	181,926	168,092	26,515
Share-based compensation expenses	2,670	2,519	2,606	411

Non-GAAP gross profit	127,730	184,445	170,698	26,926

Operating (loss)/income	(72,215)	5,352	14,611	2,304
Share-based compensation expenses	8,245	9,335	8,763	1,382

Non-GAAP operating (loss)/income	(63,970)	14,687	23,374	3,686

Net (loss)/income	(70,037)	8,915	16,418	2,588
Share-based compensation expenses	8,245	9,335	8,763	1,382

Non-GAAP net (loss)/income	(61,792)	18,250	25,181	3,970

Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(70,037)	8,915	16,428	2,590
Share-based compensation expenses	8,245	9,335	8,763	1,382

Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(61,792)	18,250	25,191	3,972

Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.07)	0.02	0.02	0.00
—Diluted	(0.07)	0.02	0.02	0.00
Weighted average number of ordinary shares
—Basic	930,843,416	1,022,278,296	1,022,743,151	1,022,743,151
—Diluted	930,843,416	1,026,331,428	1,027,560,107	1,027,560,107
Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(1.33)	0.36	0.49	0.08
—Diluted	(1.33)	0.36	0.49	0.08
Weighted average number of ADS
—Basic	46,542,171	51,113,915	51,137,158	51,137,158
—Diluted	46,542,171	51,316,571	51,378,005	51,378,005